December 4, 2006

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010
U.S.A.

Aktiebolaget SKF
Form 20-F for the year ended December 31, 2005
Filed April 5, 2006
File No. 0-13722

Dear Mr. Cash:
This is in response to the Staff’s comment letter of November 3, 2006 on SKF’s Form 20-F report for 2005. Set forth below are responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter.

Item 17 - Financial Statements
Consolidated income Statements, page 101
1.  We note your response to prior comment 5. Please tell us what consideration you gave to quantifying in your footnotes the portion of cost of goods sold solely related to changes in your inventory. In this regard, we note the example of classifying expenses by nature seen in paragraph 91 of IAS 1, and we assume from your financial statements that this category would represent a significant portion of your total expenses. Please advise.

Company response
We would like to note to the Staff that paragraphs 88 gives an entity the choice of classification of expenses based on either the nature of expenses or the function, where SKF has chosen the function classification. The implied meaning here is that an entity is not required to provide all the disclosures in paragraph 91 as the company provides for the paragraph 92 presentation. Paragraph 93 requires certain disclosures for certain expenses by nature, which according to our understanding are intending to provide information that in a "functional" income statement would be included in multiple captions (for example employee benefits and depreciation as specifically named in paragraph 93). As change in inventory and consumption of raw materials would be presented in cost of goods sold with no segregation, our understanding is that disclosure is not required.

Consolidated Statements of Cash Flow, page 103
2.  We note your response to prior comment 6 and have the following additional comments:
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It appears from your disclosures in Note 17 that the majority of the change in your current financial assets relates to investments with maturities of more than three months. Please help us to better understand the maturities of the investments captured in your cash flow statement line item "Change in marketable securities and other liquid assets." If the maturities of these investments are more than three months, please tell us what consideration you gave to the guidance in paragraph 23 of IAS 7 concerning the maturities of short-term borrowings that would be appropriate to report on a net basis.

Company response
The maturities of the investments captured in our cash flow statement line item "Change in marketable securities and other liquid assets" are more than three months. As explained further in our response below regarding the classification of these securities as financing activities, temporary surplus funds from long-term borrowings are invested in marketable securities consisting of liquid government papers, bonds, etc. which are traded on the market and therefore readily convertible to cash when required. They are not intended to be kept until maturity and they could and will be converted to cash at short notice. The reporting of these marketable securities on a net basis is considered appropriate based on the guidance given in paragraph 22B of IAS 7, which states that investments for which the turnover is quick, amounts are large and maturities are short may be reported on a net basis.

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We read in your response that you did not classify these cash flows as investing activities because dealing and trading activities should not be reported as investing activities. We also note your response to our prior comment 17. Please confirm to us, if true, that you consider these investments in marketable securities and other liquid assets to be dealing and trading activities. If so, please help us to better understand how you concluded that paragraph 14(g) of IAS 7 was not applicable. If you do not consider these investments to be dealing and trading activities, please help us to better understand how you concluded that paragraph 16(d) of IAS 7 was not applicable. Your conclusion that these cash flows are best classified, as financing activities remains unclear to us.

Company response
Considering the definition of trading as explained by paragraph IAS 39 AG14, "Trading generally reflects active and frequent buying and selling, and financial instruments held for trading generally are used with the objective of generating a profit from short term fluctuations in price or dealers margin". We confirm to you that the Company does not consider these investments in marketable securities and other liquid assets to be dealing and trading activities according to this definition, and paragraph 14(g) of IAS 7 does not apply.

The introductory language to Paragraph 16 describes the main reason for classification of investing activities: "The separate disclosure of cash flows arising from investing activities is important because the cash flows represent the extent to which expenditures have been made for resources intended to generate future income and cash flows." The cash flows related to the Company's investments in marketable securities were not made with the purpose to generate future income and cash flow, for example by the speculating in the market.

The activities involving these marketable securities are not trading and not speculating activities, rather this is cash management for the Group. Our argument for classifying as financing is that as an example, loans, for practical reasons, are not raised separately for each expected significant outflow (planned acquisition, redemption, dividend, etc). Rather one or two significant borrowings are made, to cover estimated cash outflow of all the planned activities. As an attempt to compensate or reduce the effect of these temporary surplus borrowed funds, they are placed in liquid government papers, bonds etc., which are traded on the market and therefore are readily convertible to cash when required. These marketable securities are not intended to be kept until maturity since the timing of some of the planned activities can be difficult to foresee.

Until the transactions have been finalized, the classification within "financing activities" of these temporary surplus funds have been considered the most appropriate way of disclosing them in order not to give a misleading view of the company's financing activities.

3. We understand from your response to prior comment 7 that you consider your defined benefit obligations under post-employment benefit plans to be, in essence, loans plus accrued interest. We further understand from your response that you have classified payments representing contributions to pension plans as financing activities in reliance on paragraph 17(d) of IAS 7, which indicates that cash repayments of amounts borrowed are financing activities. It is unclear to us that your defined benefit obligations are, in substance, loans. In this regard, loans and borrowings usually are incurred when a company receives proceeds, and the company has a resulting obligation to repay the proceeds received. It is unclear to us that a transaction can be, in substance, a loan, if there is no receipt of proceeds. We also note that introductory language to paragraph 17 of IAS 7, which states that separate disclosure of cash flows from financing activities "is important because it is useful in predicting claims on future cash flows by providers of capital to the entity" (emphasis added). It is unclear to us that your post-employment benefit plan obligations represent claims on your future cash flows by providers of capital to you, as contemplated by paragraph 17. For the above reasons, it remains unclear to us that it is appropriate to classify payments representing contributions to your post-employment benefit plans as financing activities under IAS 7. Please help us to better understand how you determined that this cash flow classification was appropriate under IFRS. Also help us to understand the difference between the line item captioned "Post-employment benefits paid" that appears in your cash flows from operating activities and the line item captioned "Contributions to post-employment benefit plans" that appears in your cash flows from financing activities.

Company response
We believe that IAS 7 is not explicit on which category, operating, financing or investing, that contributions to post employment benefit plans should be classified.

As referred to in the Staff comment above, paragraph 17 provides the key reason for disclosing financing cash flows separately. We do believe however, that in the case of unfunded defined benefit plans, the employees are in substance, providers of capital to the Company. Extremely large amounts owed to the employees are being built up over long periods of time. For example for the contributions in question in 2004 regarding our plans in Sweden and Germany, the Company had for many years chosen to provide unfunded defined benefit programs. Unfunded plans have as one of its key characteristics the benefit of keeping the cash resources in the Company and promising to pay it out at a point in the future.

We agree with the Staff that in general a loan results in the reception of proceeds from the capital provider. However, we note that paragraph 17 provides an example in point (e) the payment of a liability relating to a finance lease. Although this is not similar with respect to the elimination of an obligation, we do believe that it is similar to the payment of a contribution to an unfunded defined benefit plan in that:

o	The lease liability is built up not by the actual borrowing of money, and
o	It does not take the legal form of a loan.

The line "Post employment benefits paid" represents the payments made directly from the Company funds to actual retirees (beneficiaries). This classification complies with paragraph 14(d). This line differs from the line "Contributions to post employment benefit plans" in that under the first item the beneficiaries are receiving their benefits directly from the Company, and our obligation to pay these benefits is being fulfilled. The contribution, however, is not being paid to the beneficiaries. Neither is it being made on behalf of the employee, as "on behalf" indicates that some obligation is being extinguished or that the employee is somehow benefiting from the payment. Our obligation to the employee is not minimized or relieved for the pension by making this contribution. One other difference between these lines is the regularity of the cash outflow. The payments to beneficiaries that we are required to make are recurring events, which requires no management decision. On the other hand, the payment of our contribution is a decision by management, and even more so in the case of the first time funding of our German and Swedish plans in mid 2004, where they could have remained as unfunded plans.

We believe these are key determinants for us separating the payments and for our classification as a financing activity.

Note 1  Accounting Policies - Revenue Recognition, page 108
4. We note your response to prior comment 8. We also note the description of your business contains considerable emphasis on the various services you perform on behalf of your customers (aftermarket, technical and logistic services, mechanical services, preventive maintenance, predictive maintenance, condition monitoring, decision support, reliability services, and product development). We also note from your discussion on page 24 that you expect sales from services to become larger percentage of your sales in the future. Please supplementally quantify for us the amount of revenues from services for each of 2005, 2004, and 2003.

Company response
We refer to our response attached as Annex A to this letter, and on which we are requesting confidential treatment.

5.  In future filings, if material, please disclosure your policy for shipping and handling costs, quantify the gross amounts of each, and clarify where and how such amounts are classified in your income statement.

Company response
In the future, if material we will disclose the above information as requested.

Note 2 - Segment Information, page 112
6. We note your response to prior comments 10 and 11 and have the following additional comments. Unless otherwise indicated, please apply each of these comments to your reportable segments for both 2005 and 2006.

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Please provide us with more detail about the products or services that were provided by each of your reportable segments for 2005. Where your segments changed in 2006, please provide a detailed explanation of what was added to the Industrial Division and what was added to the Automotive Division.

Company response
SKF provides industrial products to the industrial market, and automotive products to the automotive market, (the Company's use of "automotive" is broader than just cars and includes trucks, two wheelers, etc). Our internal organizational and management structure and system of internal financial reporting to key management personnel is based on customer segments within these markets having unique applications using these products. We define "customer segments" as groups of customers having the same/similar buying criteria and technical need, and are defined by their end customer application. Consequently the usage of our industrial or automotive products in the customers various applications creates differentiations in our products. Therefore while we describe our structure as based on customer segments, it is implicit that these customer segments also represent groups of related industrial and automotive products.

The chief decision makers of the Company managed the Company according to the organizational structure that existed for each of the years as described below.

2005 divisional structure:

Industrial division (ID)
ID is responsible for sales of products used in industrial applications by industrial Original Equipment Manufacturer (OEM) customers. These customers use specific industrial products and require strong application engineering, which results in adaptations of the product for the individual customers application. The products are supplied in significant volumes in bulk packaging against delivery schedules. Products supplied to these customers are industrial bearings with the largest being Spherical Roller Bearings (SRB) Cylindrical Roller Bearings (CRB) and Large Size Bearings (LSB), as well as lubrication systems and linear motion products.

Service division (SD)
SD is responsible for primarily sales of products used in industrial applications by the industrial aftermarket, as well as knowledge-based service solutions such as reliability system solutions, condition monitoring solutions and logistic services. The industrial aftermarket is primarily represented by distributors and dealers, who are provided with single packed products for their resale to end-users. Sales of these products to the aftermarket have different buying, delivery and price patterns than products to the industrial OEM customers.

Automotive division (AD)
AD is responsible for sales of products used in the automotive applications, cars, trucks and vehicle component industries. Products supplied are automotive bearings primarily Taper Roller Bearings (TRB), and Hub units, as well as seals, kits and automotive specials, which are not found in other industrial applications. Automotive customers are more demanding in buying on schedules, in having multi-year contracts, and are more specific in fewer part numbers, special products, special packaging and technical support.

Electrical division (ED)
ED is responsible for sales of products used in electrical applications, such as electric motors, household appliances, power tools, office machinery and two-wheelers. The products supplied are Deep Grove Ball Bearings (DGBB) and bearing seals.

Aero and Steel division (ASD)
ASD is responsible for sales of products used in the aerospace applications. ASD is also responsible for sales of special steel and steel components for the bearing industry, including forgings and rings.

2006 divisional structure: incorporation of ED and ASD into ID and AD:
ED had responsibility for sales of products for two-wheeler applications and electrical equipment primarily used in automotive applications, which, due to significant similarities to the other automotive applications within the Automotive Division, were moved into that division. The remaining part of ED, namely other industrialized electrical applications, moved to the Industrial Division.

ASD’s steel operation was converted into a jointly controlled entity, with SKF owning 26,5%. That was consequently moved outside the divisional structure. Forgings and rings supplying primarily automotive applications was moved into the Automotive Division and aerospace applications was considered another industrial customer application and moved into Industrial Division.

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Please tell us whether any of your reportable segments are comprised of two or more business segments that had been combined in accordance with paragraph 34 of IAS 14. If so, please identify and describe each business segment that is combined, and tell us how you determined that you met the criteria of paragraph 34 of IAS 14.

Company response
None of our Divisions (which are our reportable segments) are comprised of two or more business segments combined in accordance with paragraph 34 of IAS 14.

However, as we have described in our first response to you, the Aerospace operations and Steel operations were disclosed as one division (segment) prior to 2006, as they individually did not meet the disclosure criteria of paragraph IAS 14.35 for a reportable segment. Under paragraph 36 however, they could have been disclosed as an unallocated reconciling item, under the caption "other operations". While this would have been acceptable under IAS 14, management perceived that it would be more transparent to disclose these operations as "Aero and Steel". As we have no significant other operations, presenting the Aero and Steel operations as "Other" or calling it "Aero and Steel" would in fact lead to significantly similar disclosures. It would only be the name that was not in compliance with the IAS 14 rules. Additionally, as we present a discussion of the Aero and Steel Division in our annual report, we believe disclosing such division, as a separate segment would lead readers to a better and more transparent understanding of our business.

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For each business segment that provides more than one product or service, please provide us with your analysis of how you met majority of the five criteria in paragraph 9 of IAS 14 to support your conclusion that the products and/or services within each business segment are related.

Company response
Based on our answers to the first point and the following point, we believe a majority of the factors mentioned in paragraph 9 are met for each of the reportable segments.

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For any instance where more than one of your business segments provides the same product or service, please help us to better understand how you determined that it was appropriate to report that product or service in more than one segment. In this regard, we note that emphasis in IAS 14 on determining your business segments based on differences in the types of products and services that you produce, as indicated by paragraph 26 among others. If the sole factor that results in the same product or service being reported in more than one segment is the type of customer to whom the product or service is sold, please help us to understand how you determined that this constitutes a difference in your products or services as contemplated by IAS 14.

Company response
We would like to point out to the Staff that although it may appear that the same product is being sold in the Industrial Division and the Service Division, this is not the case. The end product is differentiated. For example, the end product to customers in the Service division is a single packed bearing. Whereas the OEM customers in the Industrial Division are not buying this product; they are buying a product customized to their applications. The following summarizes differentiating factors:

Product differentiation:
o
The end product to the OEM customer includes adaptations or customizations of the products in order to meet specific technical needs and requirements of each customer's applications. The product to the dealers and distributors is the single packed product only.

o	The trend is increasingly towards specific customized solutions where a combination of products or group of products is combined together for the specific customer.

Customer differentiation:
o
Different buying criteria, for example, OEMs require technical support from technical specialists with respect to our products and their products. This support is required to determine the exact needs of the customers' applications and consequently what customizations of our product are needed.

o	OEM buy on schedules or with lead times, distributors and dealers buy from stock.
o	OEM buys on contracts whereas distributors and dealers buy as required.

Distribution:
o	Single packed for the distributors and dealers while bulk packed to the industrial or automotive OEMs.

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Please provide us with your analysis of why paragraphs 27(b) and 32 of IAS 14 are not applicable to your company. For any instance where more than one of your business segments provides the same product or service, please help us to better understand how you determined that it was appropriate to report that product or service in more than one segment. In this regard, we note that emphasis in IAS 14 on determining your business segments based on differences in the types of products and services that you produce, as indicated by paragraph 26 among others. If the sole factor that results in the same product or service being reported in more than one segment is the type of customer to whom the product or service is sold, please help us to understand how you determined that this constitutes a difference in your products or services as contemplated by IAS 14.It remains unclear to us that your reportable segments in 2005 or 2006 were based on types of product and service lines. Please help us to better understand this matter.

Company response
As we have explained above, our organizational and management structure and system of internal financial reporting to key management personnel are based on groups of related products, which are our Divisions. Although we describe our divisional structure in our financial statement narratives as being based on customers, it is, as described in our above answers, also simultaneously based on groups of related products. There are significant differentiations of our product between divisions, based not only in customer, but also on end product, and distribution. Hence paragraph 27(b) and 32 of IAS 14 are not applicable to us.

Note 33.8 - Share Based Compensation for Employees, page 151
7. We note your response to the first bullet point from our prior comment 16. Please quantify for us the impact of correcting the error in your accounting for the contract with the financial institution on your 2004 and 2003 net income under US GAAP and on your 2004 and 2003 shareholders' equity under US GAAP.

Company response
In 2003, no fair value of the purchase contract with the financial institution managing the exercise of options was recorded under US GAAP. In 2004, an expense of MSEK 35 (net of tax) was recorded in net income and shareholders' equity under US GAAP. In 2005, when the Company determined that the contract was an executory contract and not a financial derivative, a correction of the amount recorded in 2004 was made in Note 33.8 (gross amount MSEK 48) and Note 33.1 (tax MSEK -13) and not as a separate restatement considering that the amount was regarded as not material.

8. We note your response to the second bullet point from our prior comment 16, and your response to our prior comments 14 and 18. Based on these responses, we understand your accounting for stock options under APB 25 to be the following:

•	At grant date, because the exercise price of the options is above the market price, nothing is recorded in your financial statements.
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At exercise date, your option holder pays a financial institution the exercise price to exercise the options, and the financial institution acquires the necessary number of shares in the market to fulfill the option contract and gives those shares to the option holder. You then reimburse the financial institution for the difference between the exercise price they received from the option holder and the higher market price that the financial institution paid to acquire the shares. You record these transactions in your financial statements by recognizing an expense, with an offsetting credit to cash, for the amount that you paid to the financial institution, i.e. the difference between the exercise price and the market price. You do not record anything in equity from these exercise date transactions.

Please confirm our understanding. If your accounting is different, please advise us in reasonable detail.

Company response
Your understanding of our accounting for US GAAP as described above is correct.

9. We also have the following comments concerning your accounting for the stock option program:
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Please provide us with a more comprehensive description of the arrangement you have with the financial institutions. Explain the purpose and terms of the agreements. It appears that there are multiple elements to the agreement. For example, the share swap agreement, in addition to a share purchase agreement.

Company response
There are different and distinct agreements with financial institutions; they are not multiple elements of the same agreement:

1) Three share swap agreements with two different financial institutions
To reduce the cost for the Company that an increase in the market price of the SKF B share could result in when stock options allocated under the Stock Option Program became exercisable, the Company entered into share swap agreements with financial institutions. Under IFRS as well as under US GAAP these share swaps are recognized on the balance sheets as derivative instruments with changes in fair value recognized in earnings.

Under these agreements, interest and dividends expressed on the underlying number of SKF B shares are swapped. The Company will pay quarterly STIBOR plus a spread over notional amount to the financial institutions and receive an amount equivalent to the dividends per share times number of underlying shares.

There are three share swap agreements outstanding maturing 2007, 2008 and 2009. The Company has the option to close the agreements partly or fully provided that notice has been given 2 weeks (2 contracts) or 30 days (1 contract) before. The expected cash flow of these share swap agreements in 2006 was described on page F-47 of the Financial Statements filed as part of the Annual Report on Form 20-F.

At termination, the Company will receive the difference between market value of the SKF B share and the strike price agreed upon with the financial institutions. Likewise, if the market value is below the strike price, the Company will pay the difference to the financial institutions

2) A separate service agreement with a financial institution
To fulfill the Company's obligation under the stock option program with the employees, the Company entered into a service agreement with a financial institution to purchase its shares in the market and deliver them to its employees upon exercise of an option by an employee. The Company pays the financial institution the difference between the market price of the shares bought by the financial institution and the exercise price under the share-based payment agreement.

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Which party is legally obligated to provide the stock to employees upon exercise of an option - you or the financial institution? For example, we note the disclosures describing the arrangements as a service contract whereby the financial institution handles the exercise of the Group's stock option program which is considered an executory contract in which no provision is recorded. This description would imply that the Group is primarily obligated to issue the stock upon exercise, not the financial institution.

Company response
As noted in the previous answer, it is the Company's obligation. There is no issuance of new shares. All shares are purchased on the open market and delivered to the employees by the financial institution handling the exercise of the Group's stock option program under the service contract.

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Which party bears the risks associated with increases in your market price above the option exercise price - you or the financial institution? Based on the information provided to us thus far, we assume that you have a legal obligation to provide stock to fulfill the stock option agreements with your employees, and that you have a legal obligation to reimburse the financial institution for any excess costs that they pay above the exercise price to acquire stock to fulfill your stock option agreements, and that therefore you bear the risk and costs associated with fulfilling your stock option agreements, not the financial institution. Please advise.

Company response
The Staff's assumption is correct. The Company bears the risks associated with the increase in market price above the option exercise price.

•	Please tell us how you classify the expense recorded as the difference between the exercise price and fair value at the date of exercise.

Company response
Under US GAAP and IFRS prior to the adoption of IFRS 2, the difference is recorded consistent with compensation expense for the respective individuals. From an IFRS perspective after the adoption of IFRS 2, no expense is recorded for the difference between the exercise price and the market price as described in our previous response.

FORMS 6-K FILED APRIL 25, 2006 AND JULY 14, 2006

10. We note your response to prior comment 19. Based on this response, it is unclear to us why the amendments to these 6-K's, filed on September 8, 2006, continue to exclude the enclosures that contain your interim financial statements. Please advise or revise.

Company response
We amended our filings on November 13, which now include our interim statements.

11. We note your response to the third bullet point from our prior comment 20. Notwithstanding your commitment to comply with paragraph 20(c) of IAS 34 in the future, we believe that your prior interim reports should be revised to provide statements showing changes in equity for the required periods. In this regard, we note that your prior interim reports contained a statement that they complied with International Financial Reporting Standards, and we believe that you are therefore obligated under paragraph 3 of IAS 34 to include within those reports all financial statements that are required by paragraph 20 of IAS 34.

Company response
We are in the process of revising our prior interim reports as requested. This is expected to be completed no later than December 8 2006.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s review of our 2005 20-F report. Should you have any additional questions or require any additional information, please telephone Susanne Larsson, Director Group Controlling and Accounting, at +46 31 337 2988 or e-mail to susanne.larsson@skf.com.

Very truly yours,

Tore Bertilsson
Chief Financial Officer